UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SurModics, Inc.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Common Stock, par value $0.05 per share

(Title of Class of Securities)

868873100

(CUSIP Number of Common Stock)

Bryan K. Phillips, Esq.

Senior Vice President, General Counsel and Secretary

9924 West 74th Street

Eden Prairie, Minnesota 55344

(952) 500-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Douglas P. Long, Esq.

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South 7th Street

Minneapolis, Minnesota 55402

(612) 766-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$55,000,000	$6,303.00

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $55 million in aggregate of up to 3,235,294 shares of common stock, $0.05 par value, at the minimum tender offer price of $17.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by SurModics, Inc., a Minnesota corporation (“SurModics” or the “Company”), to purchase, up to $55 million in value of shares of its common stock, $0.05 par value per share (the “Shares”), at a price not greater than $19.00 nor less than $17.00 per Share, to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 6, 2012 (the “Offer to Purchase”) and in the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the section captioned “Summary Term Sheet” in the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) Name and Address: The name of the subject company is SurModics, Inc., a Minnesota corporation. The address of its principal executive office is 9924 West 74th Street, Eden Prairie, Minnesota 55344 and its telephone number is (952) 500-7000. The information set forth in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities: The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c) Trading Market and Price: The information set forth in the section captioned “Introduction” in the Offer to Purchase is incorporated herein by reference. Section 8 (“Price Range of Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address: The name of the filing person is SurModics, Inc., a Minnesota corporation. The address of its principal executive office is 9924 West 74th Street, Eden Prairie, Minnesota 55344 and its telephone number is (952) 500-7000. The information set forth in Section 10 (“Certain Information Concerning Us”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a) Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Number of Shares; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Special Factors”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Shares”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Funds”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 13 (“Certain United States Federal Income Tax Consequences”), Section 14 (“Extension of the Offer; Termination; Amendment”) and Section 17 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

(b) Purchases: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Agreements Involving the Subject Company’s Securities: The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Special Factors”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of Securities Acquired: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Special Factors”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Special Factors”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds: The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions: The information set forth in Section 7 (“Conditions of the Offer”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(d) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership: The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions: The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Solicitations or Recommendations: The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

(a)-(b) Financial Information: Not applicable. The consideration offered consists solely of cash. SurModics, Inc. will fund any purchase of shares of Common Stock in the Offer, and the payment of fees and expenses in connection with the Offer, using cash on hand. The Offer is not subject to any financing condition. SurModics, Inc. is a public reporting company that files reports electronically on EDGAR.

ITEM 11.	ADDITIONAL INFORMATION

(a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Special Factors”), Section 10 (“Certain Information Concerning Us”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

(b) Other Material Information: The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.

ITEM 12.	EXHIBITS

(a)(1)(i)	Offer to Purchase, dated August 6, 2012.

(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release dated August 1, 2012 (incorporated herein by reference to the Company’s Tender Offer Statement on Schedule TO-C dated August 1, 2012).

(a)(5)(ii)	Email and other communications to the employees of SurModics, Inc. (the “Company”) dated August 6, 2012.

(a)(5)(iii)	Summary Advertisement dated August 6, 2012.

(a)(5)(iv)	Press Release dated August 6, 2012.

(b)	Not applicable.

(d)(1)	Form of officer acceptance regarding employment/compensation (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005, SEC File No. 0-23837).

(d)(2)	2003 Equity Incentive Plan (as amended and restated December 13, 2005) (adopted December 13, 2005 by the board of directors and approved by the shareholders on January 30, 2006) (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed February 3, 2006, SEC File No. 0-23837).

(d)(3)	Form of SurModics, Inc. 2003 Equity Incentive Plan Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed March 20, 2006, SEC File No. 0-23837).

(d)(4)	Form of SurModics, Inc. 2003 Equity Incentive Plan Incentive Stock Option Agreement (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K filed March 20, 2006, SEC File No. 0-23837).

(d)(5)	Form of SurModics, Inc. 2003 Equity Incentive Plan Performance Share Award Agreement (incorporated by reference to Exhibit 99.4 to the Company’s Form 8-K filed March 20, 2006, SEC File No. 0-23837).

(d)(6)	Form of SurModics, Inc. 2003 Equity Incentive Plan Performance Unit Award (cash settled) Agreement (incorporated by reference to Exhibit 99.5 to the Company’s Form 8-K filed March 20, 2006, SEC File No. 0-23837).

(d)(7)	Form of Incentive Stock Option Agreement for the SurModics, Inc. 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed February 12, 2010, SEC File No. 0-23837).

(d)(8)	Form of Non-Statutory Stock Option Agreement for the SurModics, Inc. 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed February 12, 2010, SEC File No. 0-23837).

(d)(9)	Form of Performance Share Agreement for the SurModics, Inc. 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s 8-K filed February 12, 2010, SEC File No. 0-23837).

(d)(10)	Form of Restricted Stock Agreement for the SurModics, Inc. 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Form 8-K filed February 12, 2010, SEC File No. 0-23837).

(d)(11)	SurModics, Inc. 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q filed May 7, 2010, SEC File No. 0-23837).

(d)(12)	SurModics, Inc. 1999 Employee Stock Purchase Plan (as amended and restated November 30, 2009) (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q filed May 7, 2010, SEC File No. 0-23837).

(d)(13)	The Company’s Board Compensation Policy, Amended and Restated as of February 8, 2010 (incorporated by reference to Exhibit 10.17 to the Company’s Form 10-K for the fiscal year ended September 30, 2010, SEC File No. 0-23837).

(d)(14)	The Company’s Board Compensation Policy, amended and restated as of May 21, 2012.

(d)(15)	Offer Letter dated as of December 14, 2010 (in favor of Gary R. Maharaj executed by SurModics, Inc.) (incorporated by reference to Exhibit 10.1 of the Company’s Form 10-Q filed on February 4, 2011, SEC File No. 0-23837).

(d)(16)	Severance Agreement by and between Gary R. Maharaj and SurModics, Inc. dated as of December 14, 2010 (incorporated by reference to Exhibit 10.2 of the Company’s Form 10-Q on February 4, 2011, SEC File No. 0-23837).

(d)(17)	Change of Control Agreement with Timothy J. Arens dated February 9, 2012 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on February 10, 2012, SEC File No. 0-23837).

(d)(18)	Change of Control Agreement with Charles W. Olson dated February 9, 2012 (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on February 10, 2012, SEC File No. 0-23837).

(d)(19)	Change of Control Agreement with Bryan K. Phillips dated February 9, 2012 (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on February 10, 2012, SEC File No. 0-23837).

(d)(20)	Change of Control Agreement with Joseph J. Stich dated February 9, 2012 (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed on February 10, 2012, SEC File No. 0-23837).

(d)(21)	Agreement by and among SurModics, Inc. and the Ramius Group dated as of January 5, 2011 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on January 5, 2011, SEC File No. 0-23837).

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SurModics, Inc.

Dated: August 6, 2012	By:	/s/ Gary R. Maharaj
	Name:	Gary R. Maharaj
	Title:	President and Chief Executive Officer